HOLODIA INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Holodia Inc.
Dover, Delaware

We have reviewed the accompanying consolidated financial statements of Holodia Inc., which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statement of income, consolidated statement of equity and consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Holodia Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 14, 2024

HOLODIA INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2023
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	33,015
Accounts receivable, net		3,276
Due from related parties		20,017
Common stock receivable		59,460
Prepaid expenses and other current assets		1,217
TOTAL CURRENT ASSETS		116,985
OTHER ASSETS		
Software development costs		119,068
Investments		73,332
TOTAL OTHER ASSETS		192,400
TOTAL ASSETS	$	309,385

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	5,576
Deferred income and accrued expenses		20,592
Notes payable - current portion		45,475
TOTAL CURRENT LIABILITIES		71,643
LONG-TERM LIABILITIES		
Note payable - related parties		80,479
Notes payable		261,328
Convertible note		112,458
TOTAL LONG-TERM LIABILITIES		454,265
TOTAL LIABILITIES		525,908
SHAREHOLDERS' EQUITY		
Common stock, see note 8		75
Additional paid-in capital		989,603
SAFE obligations		1,905,110
Accumulated deficit		(3,111,311)
TOTAL SHAREHOLDERS' EQUITY		(216,523)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	309,385

See independent accountant's review report and accompanying notes to financial statements.

HOLODIA INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2023
(unaudited)

REVENUES	**$ 1,053,584**
COST OF GOODS SOLD	**433,928**
GROSS PROFIT	**619,656**
OPERATING EXPENSES	
Amortization expense	**114,913**
General and administrative	**237,453**
Legal and professional	**15,818**
Research and development	**445,571**
Sales and marketing	**272,979**
TOTAL OPERATING EXPENSES	**1,086,734**
NET OPERATING LOSS	**(467,078)**
OTHER EXPENSES	
Interest expense	**(6,000)**
Other income	**14,137**
Crowdfunding fees	**(2,911)**
TOTAL OTHER EXPENSES	**5,226**
NET LOSS	**$ (461,852)**
OTHER COMPREHENSIVE LOSS	
Foreign currency translation loss	**(12,959)**
TOTAL COMPREHENSIVE LOSS	**$ (474,811)**

See independent accountant's review report and accompanying notes to financial statements.

HOLODIA INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2023
(unaudited)

	Common Stock					
	Shares	**Amount**	**Additional Paid-in Capital**	**SAFE Obligations**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, JANUARY 1, 2023	752,847	$ 75	$ 989,603	$ 1,761,018	$ (2,636,500)	$ 114,196
Other comprehensive loss	-	-	-	-	(12,959)	$ (12,959)
Issuance of SAFE obligations	-	-	-	144,092	-	$ 144,092
Net loss	-	-	-	-	(461,852)	$ (461,852)
ENDING BALANCE, DECEMBER 31, 2023	**752,847**	**$ 75**	**$ 989,603**	**$ 1,905,110**	**$ (3,111,311)**	**$ (216,523)**

See independent accountant's review report and accompanying notes to financial statements.

HOLODIA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2023
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (474,811)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	114,913
SAFE issuance costs	2,911
(Increase) decrease in assets:	
Accounts receivable	52,355
Due from related parties	857
Common stock receivable	(5,380)
Inventory	
Prepaid expenses and other current assets	(856)
Increase (decrease) in liabilities:	
Accounts payable	(34,984)
Accrued interest on convertible notes	6,000
Deferred income and accrued expenses	12,480
CASH USED FOR OPERATING ACTIVITIES	(326,515)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for investments	4,585
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	4,585
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of SAFE obligations	141,181
Repayment of notes payable	(15,118)
Issuance of note payable - related party	80,479
CASH PROVIDED BY FINANCING ACTIVITIES	206,542
NET DECREASE IN CASH	(115,388)
CASH AT BEGINNING OF YEAR	148,403
CASH AT END OF YEAR	$ 33,015

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Holodia Inc. was incorporated in the State of Delaware on August 12, 2021.

Holodia AG was incorporated in the Country of Switzerland on February 23, 2017. Holodia AG is wholly owned and operated by Holodia Inc.

The Company brings life back to boring cardio machines with the use of Virtual Reality (VR) environments that are based on real or imaginary locations. In addition, through the VR environments it allows for entertainment, competition, and motivation for cardio users along with a new revenue stream for fitness centers.

Going Concern
Since Inception, the Company has relied on funds from related party notes, share issuances, SAFE obligations and convertible notes issued to fund its operations. As of December 31, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2023, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Holodia Inc. and Holodia AG (collectively, the "Company). Holodia AG are fully owned by Holodia Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, the Company held no cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Holodia platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2020 and recorded $114,913 in amortization expense during the year ending December 31, 2023.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ending December 31, 2023.

1. **Summary of Significant Accounting Policies (continued)**

Foreign Currency Translation

The functional currencies of the Company's subsidiary were determined as the US dollar, which is the currency of their primary economic environment. Amounts incurred in Swiss Franc dollars are translated into the functional currency as follows:

1. Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;
2. Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
3. Revenues and expenditures at rates approximating the average rate of exchange for the year.

As of December 31, 2023, the exchange rates used were:

1.1892 exchange rate at December 31, 2023
1.1136 average exchange rate for 2023

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Country of Switzerland.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling access to a VR workout headset. The Company's payments are generally collected upfront. For the year ending December 31, 2023, the Company recognized $1,053,584 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

1. **Summary of Significant Accounting Policies (continued)**

Stock Compensation Expenses (continued)
The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021 and 2020 was nil.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2023, the Company expensed a total of $445,571 of research and development costs.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Due from Related Parties**

Since inception, related parties of the Company have received loans from the Company with a balance of $20,017, as of December 31, 2023. The amounts bear no interest or maturity dates. Management believes that the funds will be received back within the next year.

4. Investments

Holodia AG invested in Gameyourgame, Inc. in a form of a convertible note. Investments in equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $73,332 at December 31, 2023. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee's cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management's assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

As of December 31, 2023, the Company did not record any impairment losses/gains related to their investment in Gameyourgame, Inc.

5. Note Payable – Related Party

During 2023, a loan was established between the COO of the Company and the Company, as the COO did not take a salary in 2023. The loan bears interest of 3.75% Interest is paid quarterly. The Company does not anticipate repaying the loan within in the next year.

6. Convertible Notes

During 2021, the Company issued two convertible promissory notes for a total of $100,000. The notes carry 6% APRs and maturity dates in 2023. The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing $5,000,000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing $5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

7. Notes Payable

Debt consisted of the following at December 31, 2023:

Contract note payable; interest at 6% per annum, maturing in September 2024, monthly payment of $2,690, uncollateralized.	$ 25,295
Contract note payable; interest at 6% per annum, maturing in December 2032, monthly payment of $2,641, uncollateralized.	274,943
	$ 300,238
Less: Current portion of notes payable	45,475
Long term portion of notes payable	254,763

Maturity of the notes payable is as follows:

December 31, 2024	$ 45,475
December 31, 2025	21,424
December 31, 2026	22,746
December 31, 2027	24,071
December 31, 2028	26,092
Thereafter	160,430
	$ 300,238

8. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at a $0.0001 par value per share. As of December 31, 2023, 752,847 shares have been issued and are outstanding.

SAFE Obligations

The Company issued Simple Agreements for Future Equity ("SAFEs") for $1,905,110, as of December 31, 2023. The agreements state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2023, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

8. Equity (continued)

SAFE Obligations (continued)

As of December 31, 2023, the Company had $1,905,110 of SAFE obligations outstanding, with valuation caps of $5,950,000 - $15,000,000 and discount rates ranging from 10% - 20%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2023, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2023.

Equity Incentive Program

The Company has issued a total of 181,522 shares of options to purchase the Company's common stock. The options were issued in 2021 and are fully vested. As of December 31, 2023, no shares have been executed and all options remain outstanding. The options expire in 2031. The Company also has 83,650 shares reserved for future issuances.

Fixed Percentage Convertible Equity Agreement

The Company entered into a fixed percentage convertible equity agreement with an investor. In exchange for $20,000 the investor may purchase 6% of the equity of the Company. Certain terms must be met for the offer to take place. As of December 31, 2023, the Company has not recorded this equity instrument in their financial statements and they do not believe it is material and measurable.

9. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on August 12, 2021 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. Subsequent Events

Managements Evaluation

The Company has evaluated subsequent events through May 14, 2024, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.